

Felipe Chávez Cortés · 2nd in

CEO Kiwibot.com- MIT 35

San Francisco Bay Area · 500+ connections · **Contact info**

kiwibot **Kiwi Campus**

Universidad de Los A

Experience

kiwibot

CEO & Cofounder
Kiwi Campus
Dec 2016 – Present · 3 yrs 8 mos
bogota

Robotic Ecosystem for last mile delivery



Kiwi :)

CEO & Cofounder
Lulo.com.co
Jan 2014 – Dec 2015 · 2 yrs
Colombia

Online Grocery Store for LATAM (Acquired)

Gerente Estratégico
ANDINA
Nov 2012 – Feb 2014 · 1 yr 4 mos
Bogotá

Innovación en producto y tecnología en procesos de manufactura.



CEO & Cofounder
Onlulo, Inc.
Aug 2012 – Nov 2013 · 1 yr 4 mos

Improving SMBs competitiveness through IT



Special Internship
MasterCard
Jan 2010 – Jul 2010 · 7 mos
Planeación Financera

Financial Planning and Information systems

Education



Universidad de Los Andes
Bachelor of Business Administration (B.B.A.), Business Administration and Management, General
2008 – 2012



University of California, Berkeley
Skydeck Acceleration Program Alumni
2018 – 2018
Activities and Societies: Member of the Skydeck Acceleration Program as founder of Kiwi Campus Inc.

Stanford University
Stanford Latino Entrepreneurship Initiative- Scaling Program, Entrepreneurship/Entrepreneurial Studies
2019

Skills & Endorsements

Entrepreneurship · 48

 Endorsed by **Pedro David Espinoza and 3 others who are highly skilled at this**

Endorsed by **18 of Felipe's colleagues at**

Digital Marketing · 42

 Endorsed by **17 of Felipe's colleagues at Kiwibot**

Negotiation · 39

 Endorsed by **Camilo Silva Caviedes, who is highly skilled at this**

    Endorsed by **18 of Felipe's colleagues at**

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Recommendations

Received (3)   Given (7)

 **Gheraldine Vergara**
HR Manager at Kiwi Campus
October 3, 2016, Gheraldine reported directly to Felipe

Felipe it's an incredible leader. I've been working with him fo more than twelve months an it's been an incredible opportu He has a great vision on businesses and enormous ideas .Is always at the forefront of colleague's and customer's neces I feel honored to work with him.

Sergio Pachón
Co-Founder at Kiwi Campus
June 1, 2016, Felipe worked with Sergio in the same group

Increíble lider.

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